DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 14, 2006

[redacted]

06025715

William J. Mostyn III
Deputy General Counsel and Corporate Secretary
Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2006

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

Dear Mr. Mostyn:

This is in response to your letter dated December 19, 2005 concerning the shareholder proposal submitted to Bank of America by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 23, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Richard L. Trumka
Secretary-Treasurer
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20006

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

December 19, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the American Federation of Labor and Congress of Industrial Organizations

Ladies and Gentlemen:

You have requested our advice regarding the potential exclusion from Bank of America Corporation's proxy materials for the 2006 Annual Meeting of Stockholders of a shareholder proposal submitted by the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) that requests that Bank of America disclose semi-annually its political contributions. Below please find sample text detailing grounds for exclusion based on Rule 14a-8(i)(11):

On July 14, 2005, Bank of America Corporation (the "Corporation") received a proposal and supporting statement ("Proposal A") for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting") from Evelyn Y. Davis ("Proponent A"), dated June 23, 2005. On November 28, 2005, the Corporation received a proposal and supporting statement ("Proposal B" and, together with Proposal A, the "Proposals") for inclusion in the proxy materials for the 2006 Annual Meeting from the AFL-CIO ("Proponent B"), dated November 28, 2005. Proposal A and Proposal B are attached hereto as **Exhibit A** and **Exhibit B**, respectively. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits Proposal B from the proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude Proposal B; and

2. Six copies of the Proposals.

A copy of this letter is also being sent to Proponent B as notice of the Corporation's intent to omit Proposal B from the proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSALS

Proposal A (To be included in the proxy materials for the 2006 Annual Meeting)

Proposal A recommends that the Board of Directors direct management to publish annually a detailed statement of political contributions made by the Corporation. The statement would include certain detailed information related to the contributions.

Proposal B

Proposal B requests that the Corporation submit semi-annually to its Audit Committee a report containing detailed information relating to the Corporation's political contributions and publish the report on the Corporation's website.

REASONS FOR EXCLUSION OF PROPOSAL B

The Corporation believes that Proposal B may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(11), because it substantially duplicates Proposal A which was previously submitted by Proponent A and will be included in the proxy materials for the 2006 Annual Meeting.

Proposal B may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates Proposal A, which was previously submitted to the Corporation and will be included in the proxy materials for the 2006 Annual Meeting.

Rule 14a-8(i)(11) permits the exclusion from the Corporation's proxy materials of stockholder proposals that substantially duplicate another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. The Corporation intends to include Proposal A in its proxy materials for the 2006 Annual Meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Division consistently has concluded that proposals may be excluded because they are "substantially duplicative" when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. See, e.g., *Bank of America* (February 25, 2005) ("*Bank of America*"); *Time Warner Inc.* (February 11, 2004) ("*Time Warner*"); *Chevron Texaco Corp.* (January 27, 2004) ("*Chevron Texaco*"); *General Electric Co.* (January 20, 2004) ("*GE*"); *BellSouth Corporation* (January 14, 1999) ("*BellSouth*"); and *Centerior Energy Corporation* (February 27, 1995) ("*Centerior*").

Given the Corporation's intention to include Proposal A in the proxy materials for the 2006 Annual Meeting, the Corporation believes that including Proposal B in the Corporation's proxy materials for the 2006 Annual Meeting would be confusing to stockholders. If more than one of the Proposals were approved by stockholders, it could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result: disclosure of corporate political contributions. The Corporation should not be required to include two proposals concerning corporate political contributions because, if each was approved, the Board of Directors would have no way of knowing the scope and means of disclosure stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting terms and scope. Although the terms and scope of the Proposals are somewhat different, the core issue of both Proposals is substantially the same—disclosure of corporate political contributions.

In *Bank of America*, the Division permitted the Corporation to exclude proposals that are almost exactly the same as the Proposals. Last year, Bank of America received: 1) a proposal that is identical in all material respects to Proposal A ("2005 Proposal A") (set forth in **Exhibit Z**), submitted by Proponent A, and 2) a proposal that differs only slightly from Proposal B ("Proposal C") (set forth in **Exhibit C**) submitted by a different proponent. The differences between Proposals B and C that are also different from Proposal A are: 1) Proposal B requests semi-annual reporting and Proposal C requested annual reporting; 2) Proposal B requests reports be delivered to the Audit Committee or other relevant oversight committee and published on the Corporation's website, while Proposal C confined reporting to shareholders; and 3) Proposal B requests the report on corporate political contributions include corporate policies and procedures for political contributions and Proposal C only required policies, not procedures be published. Because the differences between Proposals B and C are *de minimus*, and the Division recognized that last year's Proposal C was substantially duplicative of Proposal A, then the Corporation requests the Division similarly agree that Proposal B substantially duplicates Proposal A.

In *Time Warner*, two shareholder proposals sought information on Time Warner's participation and use of corporate resources in the political process. The Division concurred with Time Warner's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth. The first proposal requested that Time Warner prepare and distribute to shareholders an annual report describing its participation in "federal, state and local election campaigns," including six specific categories of information. The second proposal requested that Time Warner's board of directors "adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels." The Division concurred with Time Warner's characterization of the second proposal as substantially similar to the first, despite the first proposal's greater detail with respect to the contents of the requested annual report and inclusion of information regarding Time Warner's political participation at the local level.

In *Chevron Texaco*, the Division concurred with ChevronTexaco's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The primary thrust of each proposal was a request to ChevronTexaco's board of directors to prepare a report to shareholders containing policies for corporate political contributions, an accounting of such contributions, a business rationale for such contributions and identification of the person or persons in the company who participated in the decisions to make such contributions. As with the Proposals, the first proposal in *Chevron Texaco* requested this report semi-annually, while the second proposal requested the report annually; nevertheless, the Division concurred that the Chevron Texaco proposals were substantially duplicative. The Corporation respectfully requests that the Division reaffirm this established precedent that the difference between an annual and semi-annual report does not prevent proposals from being substantially duplicative within the meaning of Rule 14a-8(i)(11).

In *GE*, the Division concurred with General Electric's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The principal thrust of each proposal was the preparation and disclosure of a report by the company's board of director's describing "(i) General Electric's policies for making political contributions with corporate funds and (ii) summarizing or accounting for General Electric's actual political contributions." Further, both proposals reflected the proponents' negative views on perceived excesses of contributions and stressed that certain contributions could pose reputational and legal risks for General Electric or otherwise not be in the long-term best interests of General Electric and its shareholders. The second proposal also included a request that included a category of information not included in the first proposal. Despite these differences in scope, the Division concurred that the General Electric proposals were substantially duplicative.

In *Centerior*, four compensation-related proposals were submitted as follows: (1) place ceilings on executives' compensation, tie compensation to the company's future performance, and cease bonus and stock option awards; (2) freeze executive compensation; (3) reduce management size, reduce executive compensation, and eliminate bonuses; and (4) freeze annual salaries and eliminate bonuses. Centerior argued that "all of the proposals have as their principal thrust the limitation of compensation and, directly or indirectly, linking such limits to certain performance standards." The Division concurred that the four Centerior proposals were substantially duplicative.

Finally, in *BellSouth*, the first proposal requested that all incentive awards be "tied proportionately to the revenue growth at the end of the year." The second BellSouth proposal requested that all incentive awards be "tied proportionately to the price of the stock at the end of the year." The Division concurred that the BellSouth proposals were substantially duplicative.

Analysis Supporting the Exclusion of Proposal B

The Corporation believes that Proposal B is properly excludable from the proxy materials for the 2006 Annual Meeting under Rule 14a-8(i)(11). As noted above, Proposal A recommends that the Board of Directors direct management to publish annually a detailed statement of political contributions made by the Corporation. Proposal A requests that the detailed statement include (i) the Corporation's direct and indirect political contributions in the prior fiscal year, (ii) the date of each such contribution, (iii) the amount of each such contribution and (iv) the identity of the person or persons to whom each such contribution was made. In subsequent years, such statement would be included in the Corporation's annual report to stockholders. Similarly, Proposal B requests that the Corporation prepare a semi-annual report containing certain detailed information relating to the Corporation's political contributions to be presented to the Corporation's Audit Committee and published on the Corporation's website. While not identical, there is significant overlap between the information requested in Proposal B and the information requested in Proposal A and the Corporation believes that Proposal A and Proposal B clearly have an identical "principal focus" or "principal thrust." Both Proposal A and Proposal B request that the Corporation provide stockholders with detailed disclosure regarding the Corporation's political contributions and related policies.

Moreover, because 2005 Proposal A (which is essentially identical to Proposal A) was found to be substantially similar to Proposal C, and Proposals B and C are almost identical, the Corporation respectfully requests that the Division similarly take a no-action position on the substantial duplication between Proposals A and B.

In addition, similar to the proposals at issue in *GE*, the supporting statements of both Proposal A and Proposal B clearly reflect the same principal focus and thrust. Both Proposal A and Proposal B reflect the respective Proponent's views that the contributions made by the company may not be in the best long-term interests of stockholders. For example, the supporting statement to Proposal A states that contributions made by the Corporation "are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent" and the supporting statement to Proposal B similarly states that without reporting "corporate executives [may] use the [Corporation's] assets for political objectives that . . . may be inimical to the interests of the [Corporation] and its shareholders."

The Corporation believes the inclusion of both Proposal A and Proposal B in the Corporation's proxy materials for the 2006 Annual Meeting would be confusing to stockholders and, if both Proposals were approved by stockholders, could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result. The Corporation should not be required to include multiple proposals concerning contributions because, if each were approved, the Board of Directors would have no way of knowing which disclosure approach the stockholders prefer; nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting provisions. Although their implementation is somewhat different, the core issues of Proposal A and Proposal B are substantially the same.

As noted above, the Corporation intends to include Proposal A in its proxy materials for the 2006 Annual Meeting. Therefore, pursuant to Rule 14a-8(i)(11) and consistent with the Division's interpretation of the rule in *Bank of America*, *Time Warner*, *Chevron Texaco* and *GE*, Proposal B may be excluded because it is substantially duplicative of Proposal A.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division by February 3, 2006 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn III
Deputy General Counsel and Corporate Secretary

cc: Richard L. Trumka

EXHIBIT A

NOV 15 2005 12:41 FR B OF A LEGAL DEPT 704 386 0181 TO 97044090985 P.01/01

E/A 7/14/05

REC'D JUL 14 2005

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755 OR

CERTIFIED RETURN
RECEIPT REQUESTED

June 23,2005

Ken Lewis, CEO
BANK OF AMERICA
Charlotte,N.C.

Dear Ken:

This is a formal notice to the management of Bank of America and Charlotte that Mrs. Evelyn Y. Davis, who is the owner of 1720 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2006. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, and Charlotte, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"Last year the owners of........*shares,representing approximately 5.8% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs Evelyn Y Davis

.....*Please fill in correct figure.

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

Ken:PLEASE acknowledge receipt of this resolution YOURSELF.

** TOTAL PAGE.01 **

** TOTAL PAGE.01 **

EXHIBIT B

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 28, 2005

William J. Moslyn
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255

Dear Mr. Moslyn:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2005 proxy statement of Bank of America Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,476 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Daniel Pedrotty at (202) 637-3900.

Sincerely,

Richard L. Trumka

RLT/bmo
opeiu#2
afl-cio

Enclosure

Shareholder Proposal

Resolved, that the shareholders of Bank of America Corporation ("Bank of America" or the "Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
   a. An accounting of the Company's funds contributed to any of the organizations described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to contribute;
   c. The internal guidelines or policies, if any, governing the Company's political contributions.

This report shall be presented to the Board of Directors' Audit Committee or other relevant oversight committee, and posted on the Company's website.

Supporting Statement

As long-term shareholders of Bank of America, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure. Absent a system of accountability, we believe that corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. We are concerned that there is currently no single source of information that provides all of the information sought by this resolution.

Working Americans do business with our Company as depositors and investment management clients. They invest their retirement savings through Bank of America and own shares in the Company itself. We believe these relationships are based on the expectation of trust in Bank of America. In our view, this trust is imperiled by Bank of America's partisan role in the effort in California to pass the now defeated Proposition 75.

According to the Cal-Access Campaign Finance Database, our Company donated $100,000 to Arnold Schwarzenegger's California Recovery Team ("CRT"). CRT campaigned on behalf of Proposition 75, a measure we believe sought to silence the voice of public employee labor unions. For the second time in less than 10 years, a majority of voters rejected this ballot question, which in our opinion would have denied unions a voice in decisions affecting the retirement security of their members, while senior Company management could freely contribute to politicians and campaigns to privatize Social Security or eliminate defined benefit pensions.

We believe increased political disclosure will make our Company's political contributions more transparent, and allow shareholders to fully evaluate the use of corporate assets in election campaigns and debates surrounding retirement security and other issues of importance.

EXHIBIT C

Jones, Jacqueline J

From: Cummings, Rachel R
Sent: Thursday, September 09, 2004 10:58 AM
To: Jones, Jacqueline J
Subject: FW: shareholder resolution

Jackie
From Bart Naylor
Rachel

-----Original Message-----
From: Bartnaylor@aol.com [mailto:Bartnaylor@aol.com]
Sent: Thursday, September 09, 2004 10:51 AM
To: Cummings, Rachel R
Subject: shareholder resolution

Rachel Cummings
Corporate Secretary
Bank of America
100 N. Tryon St.
Charlotte, N.C.
28255

Dear Corporate Secretary Cummings,

Below, please find a shareholder resolution hereby submitted under the SEC's Rule 14a(8). The requisite value has been held for the requisite time period. Proof of said ownership will be provided upon request pursuant to federal rule. It is our intention to continue ownership of the requisite value through the forthcoming annual meeting in 2005, where an authorized agent stands prepared to present the resolution at the forthcoming shareholder meeting.

As described in the supporting statement, this resolution concerns the company's political actions. Specifically, we are concerned that our company's posture on certain issues may be in discord with general shareholder interest.

A case in point: health insurance. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

Key business leaders such as the Ford Chairman have called on fellow managers to work towards health care financing reform.

Yet responsible corporations have been largely silent on or even opposed to key health insurance reform initiatives that might reduce these very corporations' subsidies and tax payments to non-insuring employers.

Our company maintains lobbyists, such as one designated to cover Maryland (where I live) and where Bank of America counts as one of the state's largest employers. In Maryland, we note numerous contributions to state political candidates: (http://www.elections.state.md.us/campaign_finance/database/contributions/index.php?

iaction=1)

Bank of America is a member of the American Benefits Council, whose mission includes promoting provate sector solutions to health insurance. The organization also states that "We fend off policy proposals that add burdens, liabilities and costs for the employer plan sponsor community." While we understand a bias away from additional regulation, this may be short-sighted and harmful to shareholders.

We submit this resolution with hope to initiate dialogue with senior Bank of American executives, as encouraged by SEC/Department of Corporate Finance staff. I look forward to hearing from you, and remain,

Sincerely,

Bartlett Naylor

Resolved:
We hereby request that Bank of America Corp. (the 'Company') prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:
a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;

b. An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations;

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.
Supporting Statement:

Our company's voluntary contribution of company assets to political campaigns poses concerns for shareholders for numerous reasons.

We believe it is possible that our company's political efforts may actually frustrate the goal of maximizing shareholder value. A case in point involves health care. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

At the very least, we believe that investors will be served with full disclosure.

We urge you to vote FOR this proposal.

address: Bart Naylor
1255 N. Buchanan Street
Arlington, VA 22205

EXHIBIT Z

REC'D JUL 0 1 2004

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755 OR

June 28,2004

Bank of America
JUL 0 2 2004
Legal Department

Ken Eewis, CEO
Bank of America
Charlotte, N.C.

Dear Ken:

This is a formal notice to the management of Bank of America that Mrs. Evelyn Y. Davis, who is the owner of 860 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 05. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S. Ken: Please acknowledge receipt of this resolution yours

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 28, 2005

William J. Moslyn
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255

Dear Mr. Moslyn:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2005 proxy statement of Bank of America Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,476 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Daniel Pedrotty at (202) 637-3900.

Sincerely,

Richard L. Trumka

RLT/bmo
opeiu#2
afl-cio

Enclosure

Shareholder Proposal

Resolved, that the shareholders of Bank of America Corporation ("Bank of America" or the "Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
   a. An accounting of the Company's funds contributed to any of the organizations described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to contribute;
   c. The internal guidelines or policies, if any, governing the Company's political contributions.

This report shall be presented to the Board of Directors' Audit Committee or other relevant oversight committee, and posted on the Company's website.

Supporting Statement

As long-term shareholders of Bank of America, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure. Absent a system of accountability, we believe that corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. We are concerned that there is currently no single source of information that provides all of the information sought by this resolution.

Working Americans do business with our Company as depositors and investment management clients. They invest their retirement savings through Bank of America and own shares in the Company itself. We believe these relationships are based on the expectation of trust in Bank of America. In our view, this trust is imperiled by Bank of America's partisan role in the effort in California to pass the now defeated Proposition 75.

According to the Cal-Access Campaign Finance Database, our Company donated $100,000 to Arnold Schwarzenegger's California Recovery Team ("CRT"). CRT campaigned on behalf of Proposition 75, a measure we believe sought to silence the voice of public employee labor unions. For the second time in less than 10 years, a majority of voters rejected this ballot question, which in our opinion would have denied unions a voice in decisions affecting the retirement security of their members, while senior Company management could freely contribute to politicians and campaigns to privatize Social Security or eliminate defined benefit pensions.

We believe increased political disclosure will make our Company's political contributions more transparent, and allow shareholders to fully evaluate the use of corporate assets in election campaigns and debates surrounding retirement security and other issues of importance.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 23, 2006

Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request by Bank of America Corporation to omit stockholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFL-CIO Reserve Fund (the "Fund") submitted a stockholder proposal (the "Proposal") to Bank of America Corporation ("B of A" or the "Company"). The Proposal requests that B of A report semiannually to both its audit committee and its stockholders regarding (1) its policies and procedures governing both direct and indirect political contributions; and (2) all monetary and non-monetary contributions not only to political candidates, parties and committees, but also other political entities organized under section 527 of the Internal Revenue Code (each, a "contribution"). With respect to each contribution, the Proposal asks B of A to identify the person or persons employed by the Company who made the decision to contribute, as well as to disclose any applicable internal guidelines or policies.

By letter dated December 19, 2005, B of A stated that it intends to omit the Proposal from its proxy materials and asked for assurance that the Staff would not recommend enforcement action if it did so. B of A contends that the Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal the Company intends to include in its proxy materials. The Proposal, however, is much broader in scope than the proposal B of A intends to include and proposes significantly different disclosure than the earlier-received proposal; thus, the two proposals are not substantially duplicative and B of A is thus not entitled to rely on Rule 14a-8(i)(11) to exclude the Proposal.

B of A urges that the Proposal is substantially duplicative of an earlier-submitted proposal (the "Davis Proposal") asking the Company to publish in general circulation newspapers in ten major cities, as well as in the Wall Street Journal and USA Today, a list of political contributions made by B of A in the preceding fiscal year, and to follow that disclosure with similar lists in "each succeeding report to shareholders."[1]

The Proposal differs from the Davis Proposal in several important ways. First, the proposals have different overall objectives. The Proposal aims to help stockholders understand the process and standards used by B of A in making decisions about political contributions. To that end, the Proposal asks for disclosure not only of the contributions themselves, but also of B of A's policies on the subject and the personnel entrusted with such decision making. The Fund believes that while disclosure of individual contributions is valuable, it is even more critical for stockholders to understand how political contributions fit into B of A's business strategy and what protections have been put in place by B of A's management and board of directors to ensure that contributions are in the Company's best interest. The Davis Proposal focuses exclusively on disclosure of individual contributions.

Second, the Proposal requests that the report on political contributions be presented to the audit committee of B of A's board or other relevant oversight committee. This element of the Proposal ensures that an appropriate committee of B of A's board is monitoring both the process and the specific contributions. In the Fund's view, vigorous board oversight is as important as disclosure to stockholders in ensuring that political contributions are made appropriately. Particularly in the current environment, in which heightened scrutiny is being brought to bear on both direct and indirect political contributions, board-level involvement in managing this risk is critical. The Davis Proposal makes no mention of the board of directors or any board committee.

Third, the Proposal would capture a much wider array of political contributions than the Davis Proposal. The Davis Proposal is not drafted to cover contributions to organizations referred to as "soft PACSs," "stealth PACs" or "section 527 organizations," which are not political campaigns, political parties, referenda or citizens' initiatives (the categories included in the Davis Proposal), but rather engage in issue advocacy. Issue advocacy may or may not qualify as "attempts to influence legislation," a phrase from the Davis Proposal which calls to mind lobbying activities.

The activities of these stealth PACs have attracted media attention of late and are of particular concern because funds contributed to such organizations are then forwarded to candidates and organizations whose goals may not be in companies' best interests. For example, in the 2002 election cycle, Union Pacific contributed to Americans for a Republican Majority ("ARM"), a soft PAC associated with indicted former House Majority Leader Tom DeLay. ARM in turn donated to evangelical Christian groups whose agendas were directly at odds with Union Pacific's own employment policies.

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1 Presumably, this refers to B of A's annual report to stockholders.

Fourth, the Davis Proposal uses general circulation newspapers for the initial contributions disclosure. By contrast, the Proposal contemplates that the requested disclosure is geared toward the board of directors and stockholders and asks that a report be prepared and made available to them. Although some B of A stockholders might happen across the newspaper disclosure, the Fund believes that a separate report to stockholders is a preferable and more cost-effective means of communication, especially since disclosure of policies and other process-related matters will also be provided.

Finally, at least one major institutional investor advisor distinguishes between the Fund's Proposal and the Davis Proposal in their voting recommendation. Institutional Shareholder Services ("ISS"), a provider of proxy voting and corporate governance services serving more than 1,600 institutional and corporate clients, has adopted a new company-by-company policy for considering the Fund's political contribution proposal. According to the ISS 2006 U.S. Proxy Voting Guidelines, the advisor recommends a case-by-case vote "on proposals to improve the disclosure of a company's political contributions considering: any recent significant controversy or litigation related to the company's political contributions or governmental affairs; and the public availability of a policy on political contributions." This position represents a shift from prior recommendations and again points to important differences between the Fund Proposal and Davis Proposal. Unlike the Davis Proposal, we believe this updated ISS voting recommendation would apply exclusively to the Fund's Proposal calling for Board level oversight and broad distribution of policies and procedures and monetary and non-monetary disclosure.

Contrary to B of A's assetion, the Fund believes that stockholders will be able to understand the significant differences between the Proposal and the Davis Proposal, and to cast an informed vote on each of them. There would be no inconsistency if stockholders approved both of the proposals, as B of A claims, although in light of the 5.8 percent vote received by the Davis Proposal in 2005, such an outcome seems remote.

For example, if B of A were to decide to implement both proposals, it could collect data regarding political contributions to candidates, committees, parties and referenda/other intiatitives. That data would satisfy the Davis Proposal, and could be published in the newspapers Ms. Davis specifies. Then, B of A could add the contributions to section 527 entities, and present the resulting list, together with the requested information on policies and procedures, to the relevant board committee and B of A's stockholders. Although the Fund believes that the disclosure mechanism and recipients suggested in the Proposal are more appropriate than those suggested in the Davis Proposal, there would be no practical or legal impediment to B of A implementing both proposals.

In sum, although both the Proposal and the Davis Proposal relate to political contributions, the Proposal's much broader focus on the governance structures and processes B of A uses in making decisions in this area and the wider range of contributions disclosable under the Proposal make exclusion of the Proposal inappropriate.

If you have any questions or need anything further, please do not hesitate to call me at (202) 637-5379. The Fund appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Daniel F. Pedrotty, Esq.

DFP/me
opeiu #2, afl-cio

cc: William J. Mostyn III
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Fax # 704-386-9330

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

The proposal requests that Bank of America prepare a report concerning political contributions that contains information specified in the proposal.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Bank of America's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser